SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2025

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Hiroki Totoki
(Signature)
Hiroki Totoki
President, Chief Operating Officer and
Chief Financial Officer

Date: February 13, 2025

List of Materials

Documents attached hereto:

Consolidated Financial Summary for the Third Quarter Ended December 31, 2024

Consolidated Financial Summary for the Third Quarter Ended December 31, 2024

(In accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”))

February 13, 2025

Company name	: Sony Group Corporation
Stock exchange listing	: Tokyo Stock Exchange (“TSE”)
Securities code	: 6758
URL	: https://www.sony.com/en/SonyInfo/IR/
Representative	: Kenichiro Yoshida, Representative Corporate Executive Officer
Contact person	: Sadahiko Hayakawa, Senior Vice President
Telephone	: +81-3-6748-2111
Scheduled date to commence dividend payment	: -
Preparation of supplementary materials on financial results	: Yes
Holding of financial results briefing	: Yes (for investors and analysts)

(Amounts are rounded to the nearest million yen, unless otherwise noted.)

1. Consolidated financial results for the nine months ended December 31, 2024 (from April 1, 2024 to December 31, 2024)

(1) Consolidated operating results (cumulative) (Percentages indicate year-on-year changes.)

Consolidated	Sales and financial services revenue		Operating income		Income before income taxes		Net income		Net income attributable to Sony Group Corporation’s stockholders
Nine months ended	Yen in millions	%	Yen in millions	%	Yen in millions	%	Yen in millions	%	Yen in millions	%
December 31, 2024	10,326,820	8.2	1,203,514	22.9	1,261,167	27.1	951,225	20.9	943,873	20.8
December 31, 2023	9,539,802	20.2	979,389	-15.3	992,184	-10.8	786,469	-9.6	781,568	-9.6

Consolidated	Total comprehensive income		Adjusted OIBDA*		Adjusted EBITDA*		Basic earnings per share*1	Diluted earnings per share*1
Nine months ended	Yen in millions	%	Yen in millions	%	Yen in millions	%	Yen	Yen
December 31, 2024	946,015	10.7	1,722,269	18.8	1,717,576	19.5	155.83	155.25
December 31, 2023	854,544	-3.7	1,450,301	-5.1	1,437,607	-5.0	126.79	126.39

*1	Sony Group Corporation conducted a five-for-one stock split of its common stock effective October 1, 2024, with a record date of September 30, 2024. The above figures for basic earnings per share and diluted earnings per share are calculated based on the assumption that the stock split was conducted at the beginning of the fiscal year ended March 31, 2024.

For all segments excluding Financial Services*	Sales and financial services revenue		Operating income		Income before income taxes		Net income attributable to Sony Group Corporation’s stockholders		Adjusted OIBDA*		Adjusted EBITDA*
Nine months ended	Yen in millions	%	Yen in millions	%	Yen in millions	%	Yen in millions	%	Yen in millions	%	Yen in millions	%
December 31, 2024	9,236,562	9.3	1,061,437	27.6	1,119,066	25.1	842,977	15.9	1,559,735	21.7	1,555,018	17.9
December 31, 2023	8,454,056	12.3	831,933	-6.4	894,761	1.0	727,471	2.1	1,281,919	1.5	1,319,258	2.3

(2) Consolidated financial position

	Total assets	Total equity	Equity attributable to Sony Group Corporation’s stockholders	Ratio of equity attributable to Sony Group Corporation’s stockholders to total assets
As of	Yen in millions	Yen in millions	Yen in millions	%
December 31, 2024	35,991,547	8,524,922	8,185,199	22.7
March 31, 2024	34,107,490	7,756,105	7,587,177	22.2

2. Dividends

	Annual dividends per share
	First quarter-end	Second quarter-end	Third quarter-end	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
Fiscal year ended March 31, 2024	-	40.00	-	45.00	85.00
Fiscal year ending March 31, 2025	-	50.00	-
Fiscal year ending March 31, 2025 (Forecast)*2				10.00	-

Note: Revisions to the forecast of dividends most recently announced: No

*2	Sony Group Corporation conducted a five-for-one stock split of its common stock effective October 1, 2024, with a record date of September 30, 2024. The above year-end dividend per share forecast for the fiscal year ending March 31, 2025 is based on a number of shares taking into account the stock split. The total annual dividend per share forecast for the fiscal year ending March 31, 2025 is not presented because the total of the interim dividend and the year-end dividend cannot be calculated due to the effect of the stock split. Without taking the stock split into account, the year-end dividend per share forecast for the fiscal year ending March 31, 2025 would be 50 yen and the total annual dividend per share forecast for the fiscal year ending March 31, 2025 would be 100 yen.

3. Forecast for Consolidated Results for the Fiscal Year Ending March 31, 2025 (from April 1, 2024 to March 31, 2025)

(Percentages indicate year-on-year changes.)

Fiscal year ending March 31, 2025	Sales and financial services revenue		Operating income		Income before income taxes		Net income attributable to Sony Group Corporation’s stockholders		Adjusted OIBDA*		Adjusted EBITDA*
	Yen in millions	%	Yen in millions	%	Yen in millions	%	Yen in millions	%	Yen in millions	%	Yen in millions	%
Consolidated	13,200,000	1.4	1,335,000	10.4	1,385,000	9.2	1,080,000	11.3	2,020,000	10.6	2,010,000	10.6
For all segments excluding Financial Services*	11,900,000	5.6	1,190,000	14.9	1,240,000	8.3	975,000	8.7	1,850,000	12.5	1,840,000	9.1

Note: Revisions to the forecast for the fiscal year ending March 31, 2025 most recently announced: Yes

*	Adjusted OIBDA (Operating Income Before Depreciation and Amortization), Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) and figures for all segments excluding Financial Services are not measures in accordance with IFRS Accounting Standards. However, Sony Group Corporation believes that these disclosures may be useful information to investors. Adjusted OIBDA and Adjusted EBITDA are calculated by the following formulas, respectively. For the reconciliations for Adjusted OIBDA and Adjusted EBITDA, please refer to “Q3 FY2024 Consolidated Financial Results” (the presentation material for the earnings announcement) disclosed on the same date as this document on the Timely Disclosure Network (“TDnet”) of the TSE, the Electronic Data Gathering, Analysis, and Retrieval (“EDGAR”) system of the U.S. Securities and Exchange Commission (the “SEC”) and the website of Sony Group Corporation.

Adjusted OIBDA = Operating income + Depreciation and amortization expense excluding amortization for film costs and broadcasting rights, as well as for internally developed game content and master recordings included in Content assets - the profit and loss amount that Sony deems non-recurring.

Adjusted EBITDA = Net income attributable to Sony Group Corporation’s stockholders + Net income attributable to noncontrolling interests + Income taxes + Interest expenses, net, recorded in Financial income and Financial expense - Gain on revaluation of equity instruments, net, recorded in Financial income and Financial expense + Depreciation and amortization expense excluding amortization for film costs and broadcasting rights, as well as for internally developed game content and master recordings included in Content assets - the profit and loss amount that Sony deems non-recurring.

For details about the preparation of the Financial Statements for all segments excluding Financial Services, please refer to page 17 of the Appendix.

* Notes

(1)	Significant changes in scope of consolidation during the period		: No

(2)	Changes in accounting policies and changes in accounting estimates:

	(i)	Changes in accounting policies required by IFRS Accounting Standards	: Yes
	(ii)	Changes in accounting policies due to other reasons	: No
	(iii)	Changes in accounting estimates	: No

(3)	Number of issued shares (common stock):

(i)	Total number of issued shares at the end of the period (including treasury stock)

As of December 31, 2024	6,149,810,645	shares
As of March 31, 2024	6,306,159,445	shares

(ii)	Number of shares of treasury stock at the end of the period

As of December 31, 2024	124,626,241	shares
As of March 31, 2024	198,915,015	shares

(iii)	Average number of shares outstanding during the period (cumulative from the beginning of the fiscal year)

Nine months ended December 31, 2024	6,057,239,707	shares
Nine months ended December 31, 2023	6,164,393,200	shares

Notes:

1	Please refer to “Notes to Condensed Quarterly Consolidated Financial Statements - Accounting Policy and Other Information (Net Income Attributable to Sony Group Corporation’s Stockholders and Weighted-average Number of Outstanding Shares Used for the Computation of EPS of Common Stock)” for number of shares used as basis for calculating consolidated per share data.

2	Sony Group Corporation conducted a five-for-one stock split of its common stock effective October 1, 2024, with a record date of September 30, 2024. The above figures for the number of issued shares (common stock) are calculated based on the assumption that the stock split was conducted at the beginning of the fiscal year ended March 31, 2024.

*	Review of the attached condensed quarterly consolidated financial statements by certified public accountants or an audit firm: No

*	Proper use of earnings forecasts, and other special matters:

Please refer to “Cautionary Statement” on page 24 of the Appendix for assumptions and other matters related to the forecast of financial results.

Supplementary materials on financial results including the presentation material for the earnings announcement are available on Sony Group Corporation’s website along with this document.

(Appendix)

Table of Contents for Appendix

Condensed Quarterly Consolidated Financial Statements (Unaudited)	2

Condensed Quarterly Consolidated Statements of Financial Position	2
Condensed Quarterly Consolidated Statements of Income (Three months ended December 31)	4
Condensed Quarterly Consolidated Statements of Comprehensive Income (Three months ended December 31)	5
Condensed Quarterly Consolidated Statements of Income (Nine months ended December 31)	6
Condensed Quarterly Consolidated Statements of Comprehensive Income (Nine months ended December 31)	7
Condensed Quarterly Consolidated Statements of Changes in Stockholders’ Equity (Nine months ended December 31)	8
Condensed Quarterly Consolidated Statements of Cash Flows (Nine months ended December 31)	9
Notes to Condensed Quarterly Consolidated Financial Statements	11
- Business Segment Information	11
- Going Concern Assumption	21
- Accounting Policy and Other Information	21
- Subsequent Event	23

Overview of Operating Results	24

Cautionary Statement	24

All financial information is presented on the basis of IFRS Accounting Standards.

Sony Group Corporation and its consolidated subsidiaries are together referred to as “Sony” or “Sony Group.”

(Unaudited)

Condensed Quarterly Consolidated Financial Statements

Condensed Quarterly Consolidated Statements of Financial Position

	Yen in millions
	March 31, 2024	December 31, 2024	Change from March 31, 2024
ASSETS
Current assets:
Cash and cash equivalents	1,907,113	2,491,949	584,836
Investments and advances in the Financial Services segment	398,153	435,260	37,107
Trade and other receivables, and contract assets	2,158,196	2,457,067	298,871
Inventories	1,518,644	1,389,047	(129,597)
Other financial assets	125,365	148,497	23,132
Other current assets	669,335	635,654	(33,681)
Total current assets	6,776,806	7,557,474	780,668
Non-current assets:
Investments accounted for using the equity method	423,744	364,988	(58,756)
Investments and advances in the Financial Services segment	18,939,794	19,253,057	313,263
Property, plant and equipment	1,522,640	1,526,777	4,137
Right-of-use assets	503,395	541,451	38,056
Goodwill	1,487,100	1,562,400	75,300
Content assets	1,928,113	2,383,009	454,896
Other intangible assets	615,602	679,791	64,189
Deferred tax assets	499,550	504,949	5,399
Other financial assets	897,341	1,069,333	171,992
Other non-current assets	513,405	548,318	34,913
Total non-current assets	27,330,684	28,434,073	1,103,389
Total assets	34,107,490	35,991,547	1,884,057

(Continued on the following page.)

Condensed Quarterly Consolidated Statements of Financial Position (Continued)

	Yen in millions
	March 31, 2024	December 31, 2024	Change from March 31, 2024
LIABILITIES
Current liabilities:
Short-term borrowings	1,812,605	2,088,195	275,590
Current portion of long-term debt	217,711	296,945	79,234
Trade and other payables	2,064,905	2,297,806	232,901
Deposits from customers in the banking business	3,670,567	3,709,477	38,910
Income taxes payables	152,074	129,850	(22,224)
Participation and residual liabilities in the Pictures segment	251,743	252,934	1,191
Other financial liabilities	116,044	123,511	7,467
Other current liabilities	1,906,396	2,187,364	280,968
Total current liabilities	10,192,045	11,086,082	894,037
Non-current liabilities:
Long-term debt	2,058,117	1,992,953	(65,164)
Defined benefit liabilities	247,583	246,499	(1,084)
Deferred tax liabilities	166,424	184,648	18,224
Insurance contract liabilities	12,931,995	13,042,135	110,140
Participation and residual liabilities in the Pictures segment	206,081	202,863	(3,218)
Other financial liabilities	386,761	560,323	173,562
Other non-current liabilities	162,379	151,122	(11,257)
Total non-current liabilities	16,159,340	16,380,543	221,203
Total liabilities	26,351,385	27,466,625	1,115,240
EQUITY
Sony Group Corporation’s stockholders’ equity:
Common stock	881,357	881,357	-
Additional paid-in capital	1,483,410	1,483,004	(406)
Retained earnings	6,002,407	6,469,060	466,653
Accumulated other comprehensive income	(376,063)	(361,752)	14,311
Treasury stock, at cost	(403,934)	(286,470)	117,464
Equity attributable to Sony Group Corporation’s stockholders	7,587,177	8,185,199	598,022
Noncontrolling interests	168,928	339,723	170,795
Total equity	7,756,105	8,524,922	768,817
Total liabilities and equity	34,107,490	35,991,547	1,884,057

Condensed Quarterly Consolidated Statements of Income

	Yen in millions
	Three months ended December 31
	2023	2024	Change
Sales and financial services revenue:
Sales	3,438,092	3,693,394	255,302
Financial services revenue
Insurance revenue	146,801	158,576	11,775
Other financial services revenue	162,634	557,604	394,970
Total financial services revenue	309,435	716,180	406,745
Total sales and financial services revenue	3,747,527	4,409,574	662,047
Costs and expenses:
Cost of sales	2,504,410	2,695,564	191,154
Selling, general and administrative	554,712	576,754	22,042
Financial services expenses
Insurance service expenses	99,375	117,138	17,763
Insurance finance expenses (income)	89,750	508,504	418,754
Other financial services expenses	42,954	44,096	1,142
Total financial services expenses	232,079	669,738	437,659
Other operating (income) expense, net	(3,691)	(5,934)	(2,243)
Total costs and expenses	3,287,510	3,936,122	648,612
Share of profit (loss) of investments accounted for using the equity method	3,321	(4,121)	(7,442)
Operating income	463,338	469,331	5,993
Financial income	33,959	41,942	7,983
Financial expenses	38,742	17,220	(21,522)
Income before income taxes	458,555	494,053	35,498
Income taxes	91,184	118,481	27,297
Net income	367,371	375,572	8,201

Net income attributable to
Sony Group Corporation’s stockholders	363,918	373,739	9,821
Noncontrolling interests	3,453	1,833	(1,620)

	Yen
	Three months ended December 31
	2023	2024	Change
Per share data:
Net income attributable to Sony Group Corporation’s stockholders
- Basic	59.13	62.07	2.94
- Diluted	58.96	61.82	2.86

Condensed Quarterly Consolidated Statements of Comprehensive Income

	Yen in millions
	Three months ended December 31
	2023	2024	Change
Net income	367,371	375,572	8,201
Other comprehensive income, net of tax -
Items that will not be reclassified to profit or loss
Changes in equity instruments measured at fair value through other comprehensive income	(15,272)	145	15,417
Remeasurement of defined benefit pension plans	(578)	(45)	533
Share of other comprehensive income of investments accounted for using the equity method	(127)	143	270
Items that may be reclassified subsequently to profit or loss
Changes in debt instruments measured at fair value through other comprehensive income	173,013	(322,396)	(495,409)
Cash flow hedges	3,825	1,599	(2,226)
Insurance finance income (expenses)	(104,893)	221,173	326,066
Exchange differences on translating foreign operations	(155,748)	296,282	452,030
Share of other comprehensive income of investments accounted for using the equity method	(1,868)	3,883	5,751
Other	136	(362)	(498)
Total other comprehensive income, net of tax	(101,512)	200,422	301,934
Comprehensive income	265,859	575,994	310,135

Comprehensive income attributable to
Sony Group Corporation’s stockholders	262,765	571,386	308,621
Noncontrolling interests	3,094	4,608	1,514

Condensed Quarterly Consolidated Statements of Income

	Yen in millions
	Nine months ended December 31
	2023	2024	Change
Sales and financial services revenue:
Sales	8,449,647	9,229,979	780,332
Financial services revenue
Insurance revenue	433,228	467,808	34,580
Other financial services revenue	656,927	629,033	(27,894)
Total financial services revenue	1,090,155	1,096,841	6,686
Total sales and financial services revenue	9,539,802	10,326,820	787,018
Costs and expenses:
Cost of sales	6,096,395	6,524,604	428,209
Selling, general and administrative	1,548,380	1,657,605	109,225
Financial services expenses
Insurance service expenses	291,961	333,015	41,054
Insurance finance expenses (income)	528,075	490,647	(37,428)
Other financial services expenses	122,319	130,941	8,622
Total financial services expenses	942,355	954,603	12,248
Other operating (income) expense, net	(15,813)	(18,578)	(2,765)
Total costs and expenses	8,571,317	9,118,234	546,917
Share of profit (loss) of investments accounted for using the equity method	10,904	(5,072)	(15,976)
Operating income	979,389	1,203,514	224,125
Financial income	65,737	107,858	42,121
Financial expenses	52,942	50,205	(2,737)
Income before income taxes	992,184	1,261,167	268,983
Income taxes	205,715	309,942	104,227
Net income	786,469	951,225	164,756

Net income attributable to
Sony Group Corporation’s stockholders	781,568	943,873	162,305
Noncontrolling interests	4,901	7,352	2,451

	Yen
	Nine months ended December 31
	2023	2024	Change
Per share data:
Net income attributable to Sony Group Corporation’s stockholders
- Basic	126.79	155.83	29.04
- Diluted	126.39	155.25	28.86

Condensed Quarterly Consolidated Statements of Comprehensive Income

	Yen in millions
	Nine months ended December 31
	2023	2024	Change
Net income	786,469	951,225	164,756
Other comprehensive income, net of tax -
Items that will not be reclassified to profit or loss
Changes in equity instruments measured at fair value through other comprehensive income	(33,276)	(16,967)	16,309
Remeasurement of defined benefit pension plans	(1,030)	(880)	150
Share of other comprehensive income of investments accounted for using the equity method	190	(1,001)	(1,191)
Items that may be reclassified subsequently to profit or loss
Changes in debt instruments measured at fair value through other comprehensive income	(522,959)	(537,982)	(15,023)
Cash flow hedges	3,523	183	(3,340)
Insurance finance income (expenses)	411,886	458,003	46,117
Exchange differences on translating foreign operations	207,677	91,568	(116,109)
Share of other comprehensive income of investments accounted for using the equity method	2,270	2,304	34
Other	(206)	(438)	(232)
Total other comprehensive income, net of tax	68,075	(5,210)	(73,285)
Comprehensive income	854,544	946,015	91,471

Comprehensive income attributable to
Sony Group Corporation’s stockholders	847,369	937,069	89,700
Noncontrolling interests	7,175	8,946	1,771

Condensed Quarterly Consolidated Statements of Changes in Stockholders’ Equity

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2023	880,365	1,463,807	5,092,442	(614,570)	(223,507)	6,598,537	58,613	6,657,150
Comprehensive income:
Net income			781,568			781,568	4,901	786,469
Other comprehensive income, net of tax				65,801		65,801	2,274	68,075
Total comprehensive income			781,568	65,801		847,369	7,175	854,544
Transfer to retained earnings			191	(191)		-		-
Transactions with stockholders and other:
Exercise of stock acquisition rights and other	992	(1,533)	(144)		12,858	12,173		12,173
Stock-based compensation		9,472				9,472		9,472
Dividends declared			(98,685)			(98,685)	(4,866)	(103,551)
Purchase of treasury stock					(74,705)	(74,705)		(74,705)
Reissuance of treasury stock		1,786			3,290	5,076		5,076
Transactions with noncontrolling interests shareholders and other		8,928				8,928	99,626	108,554
Balance at December 31, 2023	881,357	1,482,460	5,775,372	(548,960)	(282,064)	7,308,165	160,548	7,468,713

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2024	881,357	1,483,410	6,002,407	(376,063)	(403,934)	7,587,177	168,928	7,756,105
Comprehensive income:
Net income			943,873			943,873	7,352	951,225
Other comprehensive income, net of tax				(6,804)		(6,804)	1,594	(5,210)
Total comprehensive income			943,873	(6,804)		937,069	8,946	946,015
Transfer to retained earnings			(21,115)	21,115		-		-
Transactions with stockholders and other:
Exercise of stock acquisition rights and other		3,009	(1,631)		32,059	33,437		33,437
Stock-based compensation		3,654				3,654		3,654
Dividends declared			(115,312)			(115,312)	(4,873)	(120,185)
Purchase of treasury stock					(257,609)	(257,609)		(257,609)
Reissuance of treasury stock		1			4	5		5
Cancellation of treasury stock		(3,848)	(339,162)		343,010	-		-
Transactions with noncontrolling interests shareholders and other		(3,222)				(3,222)	166,722	163,500
Balance at December 31, 2024	881,357	1,483,004	6,469,060	(361,752)	(286,470)	8,185,199	339,723	8,524,922

Condensed Quarterly Consolidated Statements of Cash Flows

	Yen in millions
	Nine months ended December 31
	2023	2024
Cash flows from operating activities:
Income before income taxes	992,184	1,261,167
Adjustments to reconcile income before income taxes to net cash provided by operating activities:
Depreciation and amortization, including amortization of contract costs	852,030	847,846
Other operating (income) expense, net	(15,813)	(18,578)
Gain on securities, net (other than Financial Services segment)	(31,340)	(57,512)
Share of (profit) loss of investments accounted for using the equity method, net of dividends	(3,032)	16,304
Changes in assets and liabilities:
Increase in trade receivables and contract assets	(592,206)	(228,107)
(Increase) decrease in inventories	(88,517)	147,099
Increase in investments and advances in the Financial Services segment	(988,372)	(1,096,394)
Increase in content assets	(358,830)	(574,959)
Increase in trade payables	252,967	308,828
Increase in insurance contract liabilities, net of insurance contract assets	789,883	761,584
Increase in deposits from customers in the banking business	419,223	169,618
Increase in borrowings in the life insurance business and the banking business	72,995	271,148
Increase (decrease) in taxes payable other than income taxes, net	(16,593)	22,958
Increase in other financial assets and other current assets	(67,033)	(88,325)
Increase in other financial liabilities and other current liabilities	12,806	125,487
Income taxes paid	(251,431)	(208,780)
Other	(46,963)	(35,384)
Net cash provided by operating activities	931,958	1,624,000

(Continued on the following page.)

Condensed Quarterly Consolidated Statements of Cash Flows (Continued)

	Yen in millions
	Nine months ended December 31
	2023	2024
Cash flows from investing activities:
Payments for property, plant and equipment and other intangible assets	(450,017)	(536,313)
Proceeds from sales of property, plant and equipment and other intangible assets	10,838	13,685
Payments for investments and advances (other than Financial Services segment)	(75,072)	(45,389)
Proceeds from sales or return of investments and collections of advances (other than Financial Services segment)	80,476	36,558
Payments for purchases of businesses and other	(170,925)	(291,559)
Other	(15,253)	44,850
Net cash used in investing activities	(619,953)	(778,168)
Cash flows from financing activities:
Increase in short-term borrowings, net	402,152	20,892
Proceeds from issuance of long-term debt	63,660	15,138
Payments of long-term debt	(99,311)	(138,204)
Dividends paid	(98,424)	(115,027)
Payments for purchases of treasury stock	(74,705)	(257,609)
Capital contribution from non-controlling interests	-	150,804
Other	8,821	14,423
Net cash provided by (used in) financing activities	202,193	(309,583)
Effect of exchange rate changes on cash and cash equivalents	24,014	48,587
Net increase in cash and cash equivalents	538,212	584,836
Cash and cash equivalents at beginning of the fiscal year	1,480,900	1,907,113
Cash and cash equivalents at end of the period	2,019,112	2,491,949

Notes to Condensed Quarterly Consolidated Financial Statements

Business Segment Information

(Business Segments)

Segment sales and financial services revenue

	Yen in millions
	Three months ended December 31
	2023	2024	Change
Sales and financial services revenue:
Game & Network Services -
Customers	1,428,886	1,619,876	190,990
Intersegment	15,541	62,454	46,913
Total	1,444,427	1,682,330	237,903
Music -
Customers	417,651	476,968	59,317
Intersegment	4,453	4,726	273
Total	422,104	481,694	59,590
Pictures -
Customers	365,133	397,186	32,053
Intersegment	1,194	1,038	(156)
Total	366,327	398,224	31,897
Entertainment, Technology & Services -
Customers	725,563	693,370	(32,193)
Intersegment	10,175	11,149	974
Total	735,738	704,519	(31,219)
Imaging & Sensing Solutions -
Customers	477,513	481,215	3,702
Intersegment	27,645	19,703	(7,942)
Total	505,158	500,918	(4,240)
Financial Services -
Customers	309,435	716,180	406,745
Intersegment	2,308	2,308	-
Total	311,743	718,488	406,745
All Other -
Customers	20,192	20,801	609
Intersegment	3,703	4,974	1,271
Total	23,895	25,775	1,880
Corporate and elimination	(61,865)	(102,374)	(40,509)
Consolidated total	3,747,527	4,409,574	662,047

Note:

Game & Network Services (“G&NS”) intersegment amounts primarily consist of transactions with the Entertainment, Technology & Services (“ET&S”) segment. ET&S intersegment amounts primarily consist of transactions with the G&NS segment. Imaging & Sensing Solutions (“I&SS”) intersegment amounts primarily consist of transactions with the G&NS segment and the ET&S segment. Corporate and elimination includes certain brand and patent royalty income.

Segment profit (loss)

	Yen in millions
	Three months ended December 31
	2023	2024	Change
Operating income (loss):
Game & Network Services	86,139	118,063	31,924
Music	76,086	97,424	21,338
Pictures	41,626	34,025	(7,601)
Entertainment, Technology & Services	77,164	77,105	(59)
Imaging & Sensing Solutions	99,715	97,545	(2,170)
Financial Services	77,274	46,362	(30,912)
All Other	2,596	(3,029)	(5,625)
Total	460,600	467,495	6,895
Corporate and elimination	2,738	1,836	(902)
Consolidated operating income	463,338	469,331	5,993

Operating income (loss) is sales and financial services revenue less costs and expenses, and includes the share of profit (loss) of investments accounted for using the equity method.

(Business Segments)

Segment sales and financial services revenue

	Yen in millions
	Nine months ended December 31
	2023	2024	Change
Sales and financial services revenue:
Game & Network Services -
Customers	3,114,026	3,498,362	384,336
Intersegment	56,377	120,409	64,032
Total	3,170,403	3,618,771	448,368
Music -
Customers	1,172,767	1,356,694	183,927
Intersegment	16,282	15,219	(1,063)
Total	1,189,049	1,371,913	182,864
Pictures -
Customers	1,082,658	1,087,132	4,474
Intersegment	3,671	4,234	563
Total	1,086,329	1,091,366	5,037
Entertainment, Technology & Services -
Customers	1,892,069	1,893,261	1,192
Intersegment	28,992	31,932	2,940
Total	1,921,061	1,925,193	4,132
Imaging & Sensing Solutions -
Customers	1,122,646	1,324,292	201,646
Intersegment	81,568	65,673	(15,895)
Total	1,204,214	1,389,965	185,751
Financial Services -
Customers	1,090,155	1,096,841	6,686
Intersegment	6,914	6,929	15
Total	1,097,069	1,103,770	6,701
All Other -
Customers	57,012	60,289	3,277
Intersegment	10,601	10,465	(136)
Total	67,613	70,754	3,141
Corporate and elimination	(195,936)	(244,912)	(48,976)
Consolidated total	9,539,802	10,326,820	787,018

Note:

G&NS intersegment amounts primarily consist of transactions with the ET&S segment. ET&S intersegment amounts primarily consist of transactions with the G&NS segment. I&SS intersegment amounts primarily consist of transactions with the G&NS segment and the ET&S segment. Corporate and elimination includes certain brand and patent royalty income.

Segment profit (loss)

	Yen in millions
	Nine months ended December 31
	2023	2024	Change
Operating income (loss):
Game & Network Services	184,201	322,121	137,920
Music	230,463	273,677	43,214
Pictures	87,035	63,808	(23,227)
Entertainment, Technology & Services	193,843	211,343	17,500
Imaging & Sensing Solutions	158,807	226,604	67,797
Financial Services	147,469	142,083	(5,386)
All Other	7,140	(8,237)	(15,377)
Total	1,008,958	1,231,399	222,441
Corporate and elimination	(29,569)	(27,885)	1,684
Consolidated operating income	979,389	1,203,514	224,125

Operating income (loss) is sales and financial services revenue less costs and expenses, and includes the share of profit (loss) of investments accounted for using the equity method.

(Sales to Customers by Product Category)

The following table is a breakdown of sales and financial services revenue to external customers by product category for each segment. Sony management views each segment as a single operating segment.

	Yen in millions
	Three months ended December 31
Sales and financial services revenue:	2023	2024	Change
Game & Network Services
Digital Software and Add-on Content	631,981	718,221	86,240
Network Services	137,182	176,915	39,733
Hardware and Others	659,723	724,740	65,017
Total	1,428,886	1,619,876	190,990
Music
Recorded Music - Streaming	186,520	209,598	23,078
Recorded Music - Others	100,021	105,741	5,720
Music Publishing	86,084	95,325	9,241
Visual Media and Platform	45,026	66,304	21,278
Total	417,651	476,968	59,317
Pictures
Motion Pictures	130,441	168,475	38,034
Television Productions	130,844	121,085	(9,759)
Media Networks	103,848	107,626	3,778
Total	365,133	397,186	32,053
Entertainment, Technology & Services
Televisions	210,967	183,143	(27,824)
Audio and Video	133,823	128,969	(4,854)
Still and Video Cameras	188,609	183,278	(5,331)
Mobile Communications	76,508	65,409	(11,099)
Other	115,656	132,571	16,915
Total	725,563	693,370	(32,193)
Imaging & Sensing Solutions	477,513	481,215	3,702
Financial Services	309,435	716,180	406,745
All Other	20,192	20,801	609
Corporate	3,154	3,978	824
Consolidated total	3,747,527	4,409,574	662,047

	Yen in millions
	Nine months ended December 31
Sales and financial services revenue:	2023	2024	Change
Game & Network Services
Digital Software and Add-on Content	1,420,423	1,709,997	289,574
Network Services	395,568	497,040	101,472
Hardware and Others	1,298,035	1,291,325	(6,710)
Total	3,114,026	3,498,362	384,336
Music
Recorded Music - Streaming	525,265	595,732	70,467
Recorded Music - Others	252,787	309,122	56,335
Music Publishing	243,948	283,532	39,584
Visual Media and Platform	150,767	168,308	17,541
Total	1,172,767	1,356,694	183,927
Pictures
Motion Pictures	385,154	452,330	67,176
Television Productions	408,460	316,098	(92,362)
Media Networks	289,044	318,704	29,660
Total	1,082,658	1,087,132	4,474
Entertainment, Technology & Services
Televisions	507,951	473,714	(34,237)
Audio and Video	332,072	323,845	(8,227)
Still and Video Cameras	509,686	536,903	27,217
Mobile Communications	236,644	220,404	(16,240)
Other	305,716	338,395	32,679
Total	1,892,069	1,893,261	1,192
Imaging & Sensing Solutions	1,122,646	1,324,292	201,646
Financial Services	1,090,155	1,096,841	6,686
All Other	57,012	60,289	3,277
Corporate	8,469	9,949	1,480
Consolidated total	9,539,802	10,326,820	787,018

In the G&NS segment, Digital Software and Add-on Content includes distribution of software titles and add-on content through the network; Network Services includes network services relating to game, video and music content; Hardware and Others includes home gaming consoles, packaged software, game software sold bundled with home gaming consoles, peripheral devices and first-party software for third-party platforms. In the Music segment, Recorded Music - Streaming includes the distribution of digital recorded music by streaming; Recorded Music - Others includes the distribution of recorded music by physical media and digital download as well as revenue derived from artists’ live performances and merchandising; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles and game applications, and various service offerings for music and visual products. In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of live-action and animated motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television networks and direct-to-consumer streaming services worldwide. In the ET&S segment, Televisions includes LCD and OLED televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones and memory-based portable audio devices; Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast; Mobile Communications includes smartphones and an internet-related service business; Other includes display products such as projectors and medical equipment.

(Condensed Quarterly Financial Services Separate Financial Statements)

The following schedules show unaudited condensed quarterly financial statements for the Financial Services segment and all other segments excluding Financial Services. These presentations are not in accordance with IFRS Accounting Standards, which is used by Sony to prepare its condensed quarterly consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s condensed quarterly consolidated financial statements. Both financial statements include transactions between the Financial Services segment and Sony without the Financial Services segment. The figures shown in the respective presentations for the Financial Services segment and Sony without the Financial Services segment are prior to the elimination and/or offset of such transactions and deferred tax assets and deferred tax liabilities of each. The consolidated column is presented net of the elimination and/or offset of such intercompany balances and deferred tax assets and liabilities.

Condensed Quarterly Statements of Financial Position

	Yen in millions
	Financial Services		Sony without Financial Services		Consolidated
	March 31, 2024	December 31, 2024	March 31, 2024	December 31, 2024	March 31, 2024	December 31, 2024
ASSETS
Current assets:
Cash and cash equivalents	¥913,815	¥1,076,644	¥993,298	¥1,415,305	¥1,907,113	¥2,491,949
Investments and advances in the Financial Services segment	398,153	435,260	-	-	398,153	435,260
Trade and other receivables, and contract assets	127,016	156,346	2,033,170	2,303,752	2,158,196	2,457,067
Inventories	-	-	1,518,644	1,389,047	1,518,644	1,389,047
Other financial assets	57,254	106,151	68,111	42,346	125,365	148,497
Other current assets	50,487	13,188	625,539	630,422	669,335	635,654
Total current assets	1,546,725	1,787,589	5,238,762	5,780,872	6,776,806	7,557,474
Non-current assets:
Investments accounted for using the equity method	4,905	3,009	418,839	361,979	423,744	364,988
Investments and advances in the Financial Services segment	18,939,794	19,253,057	-	-	18,939,794	19,253,057
Investments in Financial Services, at cost	-	-	550,483	550,483	-	-
Property, plant and equipment	14,162	13,705	1,508,151	1,512,745	1,522,640	1,526,777
Right-of-use assets	76,288	77,829	428,224	464,696	503,395	541,451
Goodwill and intangible assets, including content assets	77,323	81,898	3,953,492	4,543,302	4,030,815	4,625,200
Deferred tax assets	-	-	520,613	512,092	499,550	504,949
Other financial assets	52,882	51,727	848,599	1,021,850	897,341	1,069,333
Other non-current assets	165,049	161,153	421,258	459,558	513,405	548,318
Total non-current assets	19,330,403	19,642,378	8,649,659	9,426,705	27,330,684	28,434,073
Total assets	¥20,877,128	¥21,429,967	¥13,888,421	¥15,207,577	¥34,107,490	¥35,991,547

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥1,802,337	¥2,075,078	¥227,979	¥310,062	¥2,030,316	¥2,385,140
Trade and other payables	61,153	43,537	2,005,112	2,257,062	2,064,905	2,297,806
Deposits from customers in the banking business	3,670,567	3,709,477	-	-	3,670,567	3,709,477
Income taxes payables	10,050	2,370	142,024	127,480	152,074	129,850
Participation and residual liabilities in the Pictures segment	-	-	251,743	252,934	251,743	252,934
Other financial liabilities	77,523	92,269	38,522	31,241	116,044	123,511
Other current liabilities	209,555	213,860	1,704,158	1,981,695	1,906,396	2,187,364
Total current liabilities	5,831,185	6,136,591	4,369,538	4,960,474	10,192,045	11,086,082
Non-current liabilities:
Long-term debt	703,106	703,110	1,355,011	1,289,843	2,058,117	1,992,953
Defined benefit liabilities	39,284	38,751	208,299	207,748	247,583	246,499
Deferred tax liabilities	36,368	21,833	165,877	184,710	166,424	184,648
Insurance contract liabilities	12,931,995	13,042,135	-	-	12,931,995	13,042,135
Participation and residual liabilities in the Pictures segment	-	-	206,081	202,863	206,081	202,863
Other financial liabilities	214,414	347,634	175,263	215,758	386,761	560,323
Other non-current liabilities	7,607	7,793	176,767	164,743	162,379	151,122
Total non-current liabilities	13,932,774	14,161,256	2,287,298	2,265,665	16,159,340	16,380,543
Total liabilities	19,763,959	20,297,847	6,656,836	7,226,139	26,351,385	27,466,625
Equity:
Stockholders’ equity of Financial Services	1,113,169	1,132,120	-	-	-	-
Stockholders’ equity of Sony without Financial Services	-	-	7,062,657	7,641,715	-	-
Sony Group Corporation’s stockholders’ equity	-	-	-	-	7,587,177	8,185,199
Noncontrolling interests	-	-	168,928	339,723	168,928	339,723
Total equity	1,113,169	1,132,120	7,231,585	7,981,438	7,756,105	8,524,922
Total liabilities and equity	¥20,877,128	¥21,429,967	¥13,888,421	¥15,207,577	¥34,107,490	¥35,991,547

Condensed Quarterly Statements of Income

	Yen in millions
	Three months ended December 31
	Financial Services		Sony without Financial Services		Consolidated
	2023	2024	2023	2024	2023	2024
Sales	¥-	¥-	¥3,439,360	¥3,695,684	¥3,438,092	¥3,693,394
Financial services revenue	311,743	718,488	-	-	309,435	716,180
Total sales and financial services revenue	311,743	718,488	3,439,360	3,695,684	3,747,527	4,409,574

Cost of sales	-	-	2,508,021	2,697,991	2,504,410	2,695,564
Selling, general and administrative	-	-	552,365	576,615	554,712	576,754
Financial services expenses	234,387	672,046	-	-	232,079	669,738
Other operating (income) expense, net	82	94	(3,773)	(6,027)	(3,691)	(5,934)
Total costs and expenses	234,469	672,140	3,056,613	3,268,579	3,287,510	3,936,122

Share of profit (loss) of investments accounted for using the equity method	-	14	3,321	(4,135)	3,321	(4,121)

Operating income	77,274	46,362	386,068	422,970	463,338	469,331

Financial income (expenses), net	-	-	(4,784)	24,698	(4,783)	24,722

Income before income taxes	77,274	46,362	381,284	447,668	458,555	494,053

Income taxes	22,121	13,703	69,063	104,771	91,184	118,481

Net income	55,153	32,659	312,221	342,897	367,371	375,572

Net income of Financial Services	¥54,999	¥32,659	¥-	¥-	¥-	¥-

Net income of Sony without Financial Services	¥-	¥-	¥308,923	¥341,064	¥-	¥-

Net income attributable to Sony Group Corporation’s stockholders	¥-	¥-	¥-	¥-	¥363,918	¥373,739

Net income attributable to noncontrolling interests	¥154	¥-	¥3,298	¥1,833	¥3,453	¥1,833

Condensed Quarterly Statements of Income

	Yen in millions
	Nine months ended December 31
	Financial Services		Sony without Financial Services		Consolidated
	2023	2024	2023	2024	2023	2024
Sales	¥-	¥-	¥8,454,056	¥9,236,562	¥8,449,647	¥9,229,979
Financial services revenue	1,097,069	1,103,770	-	-	1,090,155	1,096,841
Total sales and financial services revenue	1,097,069	1,103,770	8,454,056	9,236,562	9,539,802	10,326,820

Cost of sales	-	-	6,106,427	6,531,620	6,096,395	6,524,604
Selling, general and administrative	-	-	1,542,744	1,657,167	1,548,380	1,657,605
Financial services expenses	949,269	961,532	-	-	942,355	954,603
Other operating (income) expense, net	331	238	(16,144)	(18,817)	(15,813)	(18,578)
Total costs and expenses	949,600	961,770	7,633,027	8,169,970	8,571,317	9,118,234

Share of profit (loss) of investments accounted for using the equity method	-	83	10,904	(5,155)	10,904	(5,072)

Operating income	147,469	142,083	831,933	1,061,437	979,389	1,203,514

Financial income (expenses), net	-	-	62,828	57,629	12,795	57,653

Income before income taxes	147,469	142,083	894,761	1,119,066	992,184	1,261,167

Income taxes	42,875	41,199	162,840	268,737	205,715	309,942

Net income	104,594	100,884	731,921	850,329	786,469	951,225

Net income of Financial Services	¥104,143	¥100,884	¥-	¥-	¥-	¥-

Net income of Sony without Financial Services	¥-	¥-	¥727,471	¥842,977	¥-	¥-

Net income attributable to Sony Group Corporation’s stockholders	¥-	¥-	¥-	¥-	¥781,568	¥943,873

Net income attributable to noncontrolling interests	¥451	¥-	¥4,450	¥7,352	¥4,901	¥7,352

Condensed Quarterly Statements of Cash Flows

	Yen in millions
	Nine months ended December 31
	Financial Services		Sony without Financial Services		Consolidated
	2023	2024	2023	2024	2023	2024
Cash flows from operating activities:
Income (loss) before income taxes	¥147,469	¥142,083	¥894,761	¥1,119,066	¥992,184	¥1,261,167
Adjustments to reconcile income (loss) before income taxes to net cash provided by (used in) operating activities:
Depreciation and amortization, including amortization of contract costs	20,926	20,457	831,104	827,389	852,030	847,846
Other operating (income) expense, net	331	237	(16,144)	(18,815)	(15,813)	(18,578)
(Gain) loss on securities, net (other than Financial Services segment)	-	-	(31,340)	(57,512)	(31,340)	(57,512)
Changes in assets and liabilities:
(Increase) decrease in trade receivables and contract assets	(38,263)	(29,329)	(550,147)	(199,818)	(592,206)	(228,107)
(Increase) decrease in inventories	-	-	(88,517)	147,099	(88,517)	147,099
(Increase) decrease in investments and advances in the Financial Services segment	(988,372)	(1,096,394)	-	-	(988,372)	(1,096,394)
(Increase) decrease in content assets	-	-	(358,830)	(574,959)	(358,830)	(574,959)
Increase (decrease) in trade payables	7,637	(13,892)	241,635	324,208	252,967	308,828
Increase (decrease) in insurance contract liabilities, net of insurance contract assets	789,883	761,584	-	-	789,883	761,584
Increase (decrease) in deposits from customers in the banking business	419,223	169,618	-	-	419,223	169,618
Increase (decrease) in borrowings in the life insurance business and the banking business	72,995	271,148	-	-	72,995	271,148
Increase (decrease) in taxes payable other than income taxes, net	782	489	(17,375)	22,469	(16,593)	22,958
Other	(69,134)	(34,733)	(286,665)	(156,443)	(355,653)	(190,698)
Net cash provided by (used in) operating activities	363,477	191,268	618,482	1,432,684	931,958	1,624,000

Cash flows from investing activities:
Payments for property, plant and equipment and other intangible assets	(13,281)	(20,265)	(436,772)	(516,105)	(450,017)	(536,313)
Payments for investments and advances (other than Financial Services segment)	-	-	(75,072)	(45,389)	(75,072)	(45,389)
Proceeds from sales or return of investments and collections of advances (other than Financial Services segment)	-	-	80,476	36,558	80,476	36,558
Other	(3,603)	(315)	(171,737)	(232,709)	(175,340)	(233,024)
Net cash provided by (used in) investing activities	(16,884)	(20,580)	(603,105)	(757,645)	(619,953)	(778,168)

Cash flows from financing activities:
Increase (decrease) in borrowings, net	(8,609)	(8,291)	375,110	(93,883)	366,501	(102,174)
Dividends paid	(50,037)	-	(98,424)	(115,027)	(98,424)	(115,027)
Other	(1,793)	432	(64,019)	(92,709)	(65,884)	(92,382)
Net cash provided by (used in) financing activities	(60,439)	(7,859)	212,667	(301,619)	202,193	(309,583)

Effect of exchange rate changes on cash and cash equivalents	-	-	24,014	48,587	24,014	48,587

Net increase (decrease) in cash and cash equivalents	286,154	162,829	252,058	422,007	538,212	584,836
Cash and cash equivalents at beginning of the fiscal year	756,493	913,815	724,407	993,298	1,480,900	1,907,113
Cash and cash equivalents at end of the period	¥1,042,647	¥1,076,644	¥976,465	¥1,415,305	¥2,019,112	¥2,491,949

Going Concern Assumption

Not Applicable

Accounting Policy and Other Information

(Changes in accounting policies)

Sony newly adopted the following accounting standards from the fiscal year ending March 31, 2025:

Amendments to IAS 1 “Presentation of Financial Statements”

In January 2020, the International Accounting Standards Board (“IASB”) issued “Classification of Liabilities as Current or Non-current (Amendments to IAS 1).” The amendments clarify the right of a company to defer settlement of a liability, which is one of the existing requirements when classifying a liability to current or non-current. In addition, in October 2022, the IASB issued “A Non-current Liability with Covenants (Amendments to IAS 1).” The amendments require companies to disclose information about covenants in order for investors to understand the risk that such non-current debt with covenants could become repayable within twelve months. Both of these amendments were effective for Sony as of April 1, 2024. The adoption of these amendments has no material impact on Sony’s results of operations and financial position.

Amendments to IAS 7 “Statement of Cash Flows” and IFRS 7 “Financial Instruments: Disclosures”

In May 2023, the IASB issued “Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7).” These amendments require companies to disclose information about supplier finance arrangements and were effective for Sony as of April 1, 2024. Since these amendments only affect disclosures, they have no impact on Sony’s results of operations and financial position.

(Net Income Attributable to Sony Group Corporation’s Stockholders and Weighted-average Number of Outstanding Shares Used for the Computation of EPS of Common Stock)

	Yen in millions
	Three months ended December 31
	2023	2024
Net income attributable to Sony Group Corporation’s stockholders for basic and diluted EPS computation	363,918	373,739

	Thousands of shares
	Three months ended December 31
	2023	2024
Weighted-average shares outstanding for basic EPS computation	6,154,027	6,021,151
Effect of dilutive securities:
Stock options	16,279	19,028
Restricted stock units	1,490	5,747
Weighted-average shares for diluted EPS computation	6,171,796	6,045,926

	Yen in millions
	Nine months ended December 31
	2023	2024
Net income attributable to Sony Group Corporation’s stockholders for basic and diluted EPS computation	781,568	943,873

	Thousands of shares
	Nine months ended December 31
	2023	2024
Weighted-average shares outstanding for basic EPS computation	6,164,393	6,057,240
Effect of dilutive securities:
Stock options	18,017	16,682
Restricted stock units	1,591	5,672
Weighted-average shares for diluted EPS computation	6,184,001	6,079,594

Note:

Sony Group Corporation conducted a five-for-one stock split of its common stock effective October 1, 2024, with a record date of September 30, 2024. Basic and diluted EPS are calculated based on the assumption that the stock split was conducted at the beginning of the fiscal year ended March 31, 2024.

(Segmentation)

The G&NS segment includes the network services businesses, the manufacture and sales of home gaming products and the production and sales of digital software and add-on content. The Music segment includes the Recorded Music, Music Publishing and Visual Media and Platform businesses. The Pictures segment includes the Motion Pictures, Television Productions and Media Networks businesses. The ET&S segment includes the Televisions business, the Audio and Video business, the Still and Video Cameras business, the smartphone business and the internet-related service business. The I&SS segment includes the image sensors business. The Financial Services segment primarily represents individual life insurance and non-life insurance businesses and the banking business in Japan. All Other consists of various operating activities, including the disc manufacturing and recording media businesses. Sony’s products and services are generally unique to a single operating segment.

(Supplemental cash flow information)

During the nine months ended December 31, 2024, Sony established a new joint venture in the Music segment with a third party partner, which acquired interests in companies that own certain music and other assets (the “target companies”) as well as music assets directly from other rights holders. Sony consolidated the joint venture through Sony’s majority interest and reflected the consideration of 133,064 million yen for the acquisition of the interests in the target companies in cash flows from investing activities as “Payments for purchases of businesses and other.” Sony primarily recognized 116,289 million yen of content assets (music catalogs) and 11,501 million yen of other intangible assets from the acquisition of the interests in the target companies. The acquisition of the interests in the target companies is accounted for as an acquisition of a group of assets that does not constitute a business. The consideration for the content assets (music catalogs) directly acquired from other rights holders was 84,382 million yen, which was recorded in cash flows from operating activities as “Increase in content assets.”

Subsequent Event

(Setting of parameters for repurchase of shares of its own common stock)

Sony Group Corporation approved the setting of the following parameters for repurchase of its own common stock pursuant to the Companies Act of Japan and Sony Group Corporation’s Articles of Incorporation at the meeting of its Board of Directors held on February 13, 2025.

1. Total number of shares for repurchase: 30 million shares (maximum)

2. Total purchase price for repurchase of shares: 50 billion yen (maximum)

3. Period of repurchase: February 14, 2025 to May 14, 2025

Overview of Operating Results

For the overview of operating results for the third quarter ended December 31, 2024, including the results forecast for the fiscal year ending March 31, 2025, please refer to “Q3 FY2024 Consolidated Financial Results” (the presentation material for the earnings announcement) disclosed on the same date as this document on the TDnet of the TSE, the EDGAR system of the SEC and the website of Sony Group Corporation.

Cautionary Statement

Statements made in this material with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:

(i)	Sony’s ability to maintain product quality and customer satisfaction with its products and services;
(ii)	Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences;
(iii)	Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms;
(iv)	the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures, investments, capital expenditures, restructurings and other strategic initiatives;
(v)	changes in laws, regulations and government policies in the markets in which Sony and its third-party suppliers, service providers and business partners operate, including those related to taxation, as well as growing consumer focus on corporate social responsibility;
(vi)	Sony’s continued ability to identify the products, services and market trends with significant growth potential, to devote sufficient resources to research and development, to prioritize investments and capital expenditures correctly and to recoup its investments and capital expenditures, including those required for technology development and product capacity;
(vii)	Sony’s reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, marketing and distribution of its products, and its other business operations;
(viii)	the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending;
(ix)	Sony’s ability to meet operational and liquidity needs as a result of significant volatility and disruption in the global financial markets or a ratings downgrade;
(x)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xi)	foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets, liabilities and operating results are denominated;
(xii)	Sony’s ability to recruit, retain and maintain productive relations with highly skilled personnel;
(xiii)	Sony’s ability to prevent unauthorized use or theft of intellectual property rights, to obtain or renew licenses relating to intellectual property rights and to defend itself against claims that its products or services infringe the intellectual property rights owned by others;
(xiv)	the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the equity and bond markets on the revenue and operating income of the Financial Services segment;
(xv)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xvi)	risks related to catastrophic disasters, geopolitical conflicts, pandemic disease or similar events;
(xvii)	the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information and the personally identifiable information of its employees and customers, potential business disruptions or financial losses; and
(xviii)	the outcome of pending and/or future legal and/or regulatory proceedings.

Risks and uncertainties also include the impact of any future events with material adverse impact. The continued impact of developments relating to the situations in Ukraine and Russia and in the Middle East could heighten many of the risks and uncertainties noted above. Important information regarding risks and uncertainties is also set forth in Sony’s most recent Form 20-F, which is on file with the U.S. Securities and Exchange Commission.